(5)  All securities are held of record by Financial Partners Fund I, L.P. (“FPF I”), a Delaware limited partnership. Napier Park Global Capital GP LLC, a Delaware limited liability company (“Napier Park”) is the general partner of FPF I and as such all securities held by FPF I may be deemed attributable to Napier Park. Manu Rana and Steven Piaker are the managing principals of FPF I. The foregoing is not an admission by Napier Park that it is the beneficial owner of the securities held of record by FPF I. Each of Messrs. Rana and Piaker disclaims beneficial ownership of the securities held by FPF I.